ARKEMA

[redacted]

09045630

March, 13TH, 2009

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

RECEIVED
2009 MAR 25 A 7:20

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;

- filed or is required to file with and which is made public by Euronext Paris; or

- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

dlw 3/26

ARKEMA

Enclosed documents

- Press Releases :
  1. Statement about the number of shares and voting rights.
  2. Proposed closure of methyl ethyl ketone production at the La Chambre industrial site.

The world is our inspiration

Press release

Communiqué de presse

Colombes, March 11th 2009

Proposed closure of methyl ethyl ketone production at the La Chambre industrial site

Arkema has today presented to the Central Works Council a plan for the closure of its production at the La Chambre industrial site by end 2009.

The La Chambre (France / Savoie) industrial site specializes in the production of various amines and oxygenated solvents, including methyl ethyl ketone used primarily in paint and varnish manufacture.

Its raw material, secondary butanol, is supplied from the Total Petrochemicals plant in Notre-Dame de Gravenchon (Seine-Maritime). The supply conditions for this secondary butanol feedstock are creating ongoing difficulties for Arkema's methyl ethyl ketone production operations.

The plan presented today entails the shutdown of its production at the La Chambre site by end 2009. It would also include investments to consolidate the site's other activities, and would result in the loss of 22 positions, with no redundancies.

In addition, Arkema plans to sell its methyl ethyl ketone marketing and sales assets to Sasol Solvents Germany GmbH (Germany). The companies have concluded negotiations and the implementation of this project is subject to the legal information and consultation process involving the Arkema France personnel representative bodies as well as the approval of merger control authorities in some countries.

A global chemical company and France's leading chemicals producer, Arkema consists of three businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.6 billion euros. Arkema has 15,000 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Relations:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com

ARKEMA
420, rue d'Etienne d'Orves –
F-92705 COLOMBES Cedex
Standard : +33 (0)1 49 00 80 80 - Fax : +33 (0)1 49 00 83 96
Société anonyme au capital de 604 549 730 euros
445 074 685 RCS Nanterre

www.arkema.com

The world is our inspiration

REGULATED INFORMATION

INFORMATION RÉGLEMENTÉE

Colombes, March 11ST, 2009

Statement about the number of shares and voting rights in compliance with the article L.233-8 II of the French commercial code and the article 223-16 of the Financial Markets Authority (AMF-Autorité des Marchés Financiers)

Date	Total number of shares	Total number of Voting Right (including shares held by the Company)	Total number of Voting Right (excluding shares held by the Company)
February 28, 2009	60 454 973	64 207 581	64 167 874